UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(AMENDMENT No. 2)*
SCHEDULE 13D
Under the Securities Exchange Act of 1934

XERIUM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98416J118
(CUSIP Number)

James Forbes Wilson	with a copy to:
Carl Marks Management Company, LLC	Allen B. Levithan, Esq.
900 Third Avenue, 33rd Floor	Lowenstein Sandler PC
New York, New York 10022	65 Livingston Avenue
(212) 909-8444	Roseland, New Jersey 07068
(973) 597-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Carl Marks Management Company, LLC*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power: 1,817,482
Number of
Shares Beneficially	8.	Shared Voting Power: 0
Owned by
Each Reporting	9.	Sole Dispositive Power: 1,817,482
Person With
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,817,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.0%**

14.	Type of Reporting Person (See Instructions): PN

*     See Item 2.

**
As of August 12, 2011 and as of the date of filing of this Amendment No. 2 to Schedule 13D (the “Filing Date”), the above Reporting Person may be deemed to beneficially own 1,817,482 shares of common stock, $0.001 par value per share (“Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (the “Issuer”), or 12.0% of the shares of Common Stock deemed issued and outstanding as of each such date.  The foregoing beneficial ownership percentage is based upon 15,135,309 shares of Common Stock issued and outstanding as of July 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-32498), filed with the Securities and Exchange Commission on August 9, 2011.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Andrew M. Boas*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,817,482
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,817,482

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,817,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.0%**
**
14.	Type of Reporting Person (See Instructions): IN

*     See Item 2.

**
As of August 12, 2011 and as of the Filing Date, the above Reporting Person may be deemed to beneficially own 1,817,482 shares of Common Stock of the Issuer, or 12.0% of the shares of Common Stock deemed issued and outstanding as of each such date.  The foregoing beneficial ownership percentage is based upon 15,135,309 shares of Common Stock issued and outstanding as of July 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-32498), filed with the Securities and Exchange Commission on August 9, 2011.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Robert C. Ruocco*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,817,482
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,817,482

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,817,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.0%**

14.	Type of Reporting Person (See Instructions): IN

*     See Item 2.

**
As of August 12, 2011 and as of the Filing Date, the above Reporting Person may be deemed to beneficially own 1,817,482 shares of Common Stock of the Issuer, or 12.0% of the shares of Common Stock deemed issued and outstanding as of each such date.  The foregoing beneficial ownership percentage is based upon 15,135,309 shares of Common Stock issued and outstanding as of July 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-32498), filed with the Securities and Exchange Commission on August 9, 2011.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

James Forbes Wilson*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,817,482
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,817,482

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,817,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.0%**

14.	Type of Reporting Person (See Instructions): IN

*     See Item 2.

**
As of August 12, 2011 and as of the Filing Date, the above Reporting Person may be deemed to beneficially own 1,817,482 shares of Common Stock of the Issuer, or 12.0% of the shares of Common Stock deemed issued and outstanding as of each such date.  The foregoing beneficial ownership percentage is based upon 15,135,309 shares of Common Stock issued and outstanding as of July 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-32498), filed with the Securities and Exchange Commission on August 9, 2011.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (“SEC”) on June 3, 2010, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on September 14, 2010 (such Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

    Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       Based upon information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-32498), filed with the Securities and Exchange Commission on August 9, 2011, there were 15,135,309 shares of Common Stock issued and outstanding as of July 28, 2011.  As of August 12, 2011 and as of the date of filing of this Amendment No. 2 to Schedule 13D (the “Filing Date”), CMSI holds 1,817,482 shares of Common Stock, 1,253,861 shares of which were participated to CMSO pursuant to the Participation Agreement.  Thus, as of August 12, 2011 and as of the Filing Date, for the purposes of Reg. Section 240.13d-3, CMMC, in its capacity as the investment adviser to CMSI and CMSO, may be deemed to be the beneficial owner of the 1,817,482 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting, in the aggregate, approximately 12.0% of the shares of Common Stock deemed issued and outstanding as of each such date.  CMMC may be deemed to have sole voting and dispositive power over the 1,817,482 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

       CMSI GP, as the general partner of CMSI, may be deemed to be the beneficial owner of the 1,817,482 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest.  CMSO GP, as the general partner of CMSO, may be deemed to be the beneficial owner of the 1,253,861 shares of Common Stock in which CMSO holds a participation interest.

       In his capacity as a managing member of CMMC, Mr. Boas may be deemed to be the beneficial owner of the 1,817,482 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 12.0% of the shares of Common Stock deemed issued and outstanding as of August 12, 2011 and as of the Filing Date.  Mr. Boas may be deemed to have shared voting and dispositive power over the 1,817,482 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

       In his capacity as a managing member of CMMC, Mr. Ruocco may be deemed to be the beneficial owner of the 1,817,482 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 12.0% of the shares of Common Stock deemed issued and outstanding as of August 12, 2011 and as of the Filing Date.  Mr. Ruocco may be deemed to have shared voting and dispositive power over the 1,253,861 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest.

       In his capacity as a managing member of CMMC, Mr. Wilson may be deemed to be the beneficial owner of the 1,817,482 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 12.0% of the shares of Common Stock deemed issued and outstanding as of August 12, 2011 and as of the Filing Date.  Mr. Wilson may be deemed to have shared voting and dispositive power over the 1,253,861 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

       During the 60 days on or prior to August 12, 2011 and from August 12, 2011 to the Filing Date, CMSI and CMSO entered into the open market purchases of shares of Common Stock set forth below:

•	On August 10, 2011, CMSI purchased an aggregate of 25,000 shares of Common Stock at a price of $12.75 per share, of which 17,650 shares of Common Stock were participated to CMSO.

•	On August 12, 2011, CMSI purchased an aggregate of 296,652 shares of Common Stock at a price of $12.699 per share, of which 209,439 shares of Common Stock were participated to CMSO.

       In addition, on July 6, 2011, Mr. Wilson received a grant of 755 director deferred stock units (“Units”) in consideration of his services as a director of the Issuer.  The Units were immediately settled in 755 shares of Common Stock.

       Other than the transactions described herein, during the 60 days on or prior to August 12, 2011 and from August 12, 2011 to the Filing Date, there were no purchases or sales of shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by CMMC, CMSI, CMSO or Messrs. Boas, Ruocco or Wilson, or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

Item 7.   Material to be Filed as Exhibits

       Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

       8.           Joint Filing Agreement, dated as of the date of this Amendment, attached hereto as Exhibit 8.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2011

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CARL MARKS MANAGEMENT COMPANY, LLC

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 8   —     Joint Filing Agreement, dated as of the date of this Amendment.

EXHIBIT 8

Agreement Relating to Joint Filing of Statement on Schedule 13D

       This Agreement will confirm the agreement by and among the undersigned that Amendment No. 2 to the Schedule 13D (the “Amendment”) filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, $0.001 par value per share, of Xerium Technologies, Inc., a Delaware corporation, is being filed on behalf of the undersigned.

       Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Amendment is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

       This Agreement may be executed in one or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  August 22, 2011

CARL MARKS MANAGEMENT COMPANY, LLC

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson